UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   Mining Services International Corporation
                  -----------------------------------------
                                 (Name of Issuer)

                         Common Stock, $0.001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   603665209
                                 --------------
                                 (CUSIP Number)

                                 Duane W. Moss
                     Mining Services International Corp.
                           8805 South Sandy Parkway
                              Sandy, Utah 84070
                                (801) 233-6000
  -----------------------------------------------------------------------------
 (Name Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 12, 1999
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  603665209


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BLA Investment Irrevocable Trust



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                   (b)



3  SEC USE ONLY




4  SOURCE OF FUNDS

   PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

-----------------------------------
            | 7   SOLE VOTING POWER
            |
            |     1,883,287
            |
            |
NUMBER OF   | 8   SHARED VOTING POWER
  SHARES    |
BENEFICIAL- |      -0-
    LY      |
 OWNED BY   |
            |
   EACH     | 9   SOLE DISPOSITIVE POWER
REPORTING   |
  PERSON    |     1,883,287
   WITH     |
            |
            | 10  SHARED DISPOSITIVE POWER
            |
            |     -0-
-------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,883,287


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES




13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   25.6%


14 TYPE OF REPORTING PERSON

   OO

-----------------------------------------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. Of above persons (entities only).

     E. Bryan Bagley


2    Check the appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3    SEC Use Only


4    Source of Funds (See Instructions):     OO


5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)        [ ]


6    Citizenship or Place of Organization:   United States


Number of Shares Beneficially Owned by Each Reporting Person With


7    Sole Voting Power        1,883,287 (which  shares are held  in various
                              accounts as to which Mr. Bagley has sole investment and voting power)

8    Shared Voting Power      1,883,287 (which shares are held in the name of
                              BLA Investment Irrevocable Trust as to which Mr.
                              Bagley shares investment and voting power with Lisa Higley)

9    Sole Dispositive Power   188,247 (which shares are held in various accounts
                              as to which Mr. Bagley has sole investment and voting power)

10   Shared Dispositive Power 1,883,287 (which shares are held in the name of
                              BLA Investment Irrevocable Trust as to which Mr. Bagley shares investment and voting power with Lisa Higley)


11   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,071,534


12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [ ]


13   Percent of Class Represented by Amount in Row (11)     28.2%


14   Type of Reporting Person (See Instructions)       IN

-----------------------------------------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. Of above persons (entities only).

     Lisa Higley


2    Check the appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


3    SEC Use Only


4    Source of Funds (See Instructions):     OO


5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)        [ ]


6    Citizenship or Place of Organization:   United States


Number of Shares Beneficially Owned by Each Reporting Person With


7    Sole Voting Power        3,000


8    Shared Voting Power      1,883,287 (which shares are held in the name of
                              BLA Investment Irrevocable Trust as to which Ms.
                              Higley shares investment and voting power with E.
                              Bryan Bagley)

9    Sole Dispositive Power   3,000

10   Shared Dispositive Power 1,883,287 (which shares are held in the name of
                              BLA Investment Irrevocable Trust as to which Ms. Higley shares investment and voting power with E. Bryan Bagley)


11   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,883,287


12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)       [ ]


13   Percent of Class Represented by Amount in Row (11)     25.7%


14   Type of Reporting Person (See Instructions)       IN


Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to an agreement dated April 12, 1999, as amended, the Trust received 813,045 shares as a gift and purchased 1,066,242 shares for a total purchase price of $1,704,847.47. The shares were acquired from Edward Dallin Bagley and Carolyn C. Bagley, the father and mother of E. Bryan Bagley and Lisa Higley,in a private transaction. The purchase price is to be paid pursuant to a ten-year unsecured promissory note held by Edward Dallin Bagley and Carolyn C. Bagley. In addition, 4,000 shares held by Carolyn C. Bagley as custodian for Amanda Bagley were also transferred without consideration for the separate account of Amanda Bagley under the Trust.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     E. Bryan Bagley and Lisa Higley serve as co-trustees of the Trust with shared power to vote the Common Stock and direct the disposition of the Common Stock held by Trust.


Item 7. Material to Be Filed as Exhibits

     Attached as Exhibit A to the original filing is the written agreement relating to the filing of a joint statement as required by Regulation 240.13d-1(k) under the Securities Exchange Act of 1934.


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  July 9, 1999                      /s/ E. Bryan Bagley, Trustee for BLA
                                        Investment Irrevocable Trust



Date  July 9, 1999                      /s/ E. Bryan Bagley



Date  July 9, 1999                      /s/ Lisa Higley, by E. Bryan Bagley,
                                        Attorney-in-Fact pursuant to a Power of
                                        Attorney dated April 22, 1999, a
                                        conformed copy of which is attached to
                                        the original filing.